Mail Stop 3561

February 17, 2009

Mr. Adiv Baruch, Chairman and CEO
Pinpoint Advance Corp.
4 Maskit Street
Herzeliya, Israel 46700

> **Re:** **Pinpoint Advance Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 21, 2009**
> **Filing No. 000-52562**

Dear Mr. Baruch:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us how the proposals presented in your proxy statement, which provide for your continued existence beyond your termination date, are consistent with your Form S-1 disclosure. We note that on page seven of your prospectus, you indicate that you would "as promptly as possible dissolve and liquidate … if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months … if a letter of intent, agreement in principle or definitive agreement has been executed …)." On page 62 of your prospectus, you indicate "[i]f a business combination does not occur within these time frames our

purpose and powers will be limited to dissolving, liquidating and winding up."

2.   Given that the proposals in the Amendment Proposal of your proxy statement were not contemplated in your IPO prospectus, please address the potential securities law claims investors may have against the company. Specifically disclose, in all appropriate places throughout your proxy statement, the rescission rights available to IPO shareholders. We may have further comment.

3.   The Amendment Proposal of your preliminary proxy contains several matters including the creation of a new class of common stock, redemption of the IPO shares, exchanges of both the founder and IPO shares for common stock, and the removal of Article Sixth from your Amended and Restated Certificate of Incorporation. Please revise your form of proxy and related disclosures to conform with the unbundling requirements of Rule 14a-4(a)(3) of the Securities Exchange Act of 1934, as set forth in the Fifth Supplement to the Manual of Publicly Available Telephone Interpretations at http://www.sec.gov/interps/telephone/phonesupplements5.htm , or provide an analysis why you believe the requirements of Rule 14a-4(a)(3) are satisfied.

4.   On pages 8 and 19 of the proxy statement you disclose if the Amendment Proposal is approved by the company's shareholders, the "warrants will remain outstanding in accordance with their terms." We note that section 3.2 of the warrant agreement filed as exhibit 4.4 to the amendment of Form S-1 filed on February 21, 2007 defines a business combination "as described more fully in the Registration Statement, [under] 'Business Combination' …." It appears that the agreement and the Form S-1 could be interpreted to mean that the warrants may only become exercisable 24 months from the date of the prospectus, and that it could be deemed necessary to amend the warrant agreement to extend the time period for when the warrants become exercisable. With a view to disclosure, please advise us whether the warrant agreement would require modification or amendment in order to permit warrants to continue in existence and/or become exercisable without having consummated a business combination within the later of a year after the date of the prospectus or completion of a business combination as described more fully in the Form S-1 (24 months after the date of the prospectus).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Edwin Kim at (202) 551-3297 or me at (202) 551-3790 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP
        Fax: (212) 370-7889